APPS GENIUS CORP.
157 Broad Street, Suite 303
Red Bank, NJ 07701
(732) 530-1267

February 9, 2011

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	APPS GENIUS CORP.
File No. 333-170715

Dear Sir/Madam:

Request is hereby made to withdraw the request for acceleration letter that was filed with the Securities and Exchange Commission on Wednesday, February 2, 2011 requesting an effective date for our Registration Statement on Form S-1/A, File No. 333-170715, of 4:00 P.M. on February 4, 2011 and to request the acceleration of the effective date of our Registration Statement on Form S-1/A, File No. 333-170715, of 3:00 P.M. on February 11, 2011.

The Company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

APPS GENIUS CORP.

By:   /s/ Adam Kotkin
Adam Kotkin
Chief Executive Officer